UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number of issuing entity: 333-259102-01

WESTERN DIGITAL TECHNOLOGIES, INC

(Exact name of registrant as specified in its charter)

5601 Great Oaks Parkway

San Jose, California 95119

(408) 717-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantees of Debt Securities

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Western Digital Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: July 28, 2022

WESTERN DIGITAL TECHNOLOGIES, INC.

By:	/s/ Wissam Jabre
Name: Wissam Jabre
Title: Executive Vice President and Chief Financial Officer